SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

  Amendment No. 8
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MARATHON PATENT GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

56585W203
(CUSIP Number)

August 21, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of 10 Pages)

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 110,296 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 461,268 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 110,296 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 461,268 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,564 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on 5,745,409 shares of Common Stock outstanding as of August 15, 2014) (3)
12	TYPE OF REPORTING PERSON* IN

(1)	Includes 100,680 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”) and 9,616 shares of Common Stock underlying warrants with an exercise price of $6.50 per share.

(2)
Includes 30,000 shares of Common Stock held by the Barry and Renee Honig Charitable Foundation, Inc. (the “Foundation”), 30,769 shares of Common Stock underlying Convertible Series A Preferred Stock, which is convertible on a 1:1 ratio into shares of Common Stock held by the Foundation and 7,692 shares of Common Stock underlying warrants with an exercise price of $7.50 per share held by the Foundation; 39,700 shares of Common Stock held by GRQ Consultants, Inc. (“GRQ”), 3,846 shares of Common Stock underlying Convertible Series A Preferred, which is convertible on a 1:1 ratio into shares of Common Stock held by GRQ and 962 shares of Common Stock underlying warrants with an exercise price of $7.50 per share held by GRQ; 85,515  shares of Common Stock held by the GRQ Consultants, Inc. 401k Plan (the “GRQ 401k Plan”), 126,923 shares of Common Stock underlying Convertible Series A Preferred Stock, which is convertible on a 1:1 ratio into shares of Common Stock held by the GRQ 401k Plan, 14,423 shares of Common Stock underlying warrants with an exercise price of $6.50 per share held by the GRQ 401k Plan, and 31,731 shares of Common Stock underlying warrants with an exercise price of $7.50 per share held by the GRQ 401k Plan; 49,996 shares of Common Stock held by the GRQ Consultants, Inc. Defined Benefit Plan (the “GRQ Defined Plan”); 197,285 shares of Common Stock held by the GRQ Consultants, Inc. Roth 401k Plan (the “GRQ Roth 401k Plan”) and 11,502 shares of Common Stock underlying warrants with an exercise price of $7.80 per share held by the GRQ Roth 401k Plan. Mr. Honig is the President of GRQ and the trustee of the Foundation, the GRQ 401k Plan, the GRQ Defined Plan and the GRQ Roth 401k Plan and is deemed to hold voting and dispositive power over shares held by such entities. Among the Series A Preferred Stock, 169,076 shares were excluded due to 9.9% blocker.

(3)	As more fully described in Item 4, the shares of Convertible Series A Preferred Stock reported herein are subject to a 9.99% blocker.

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry and Renee Honig Charitable Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 68,461 (1) (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 68,461 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,461 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.18% (based on 5,745,409 shares of Common Stock outstanding as of August 15, 2014)(2)
12	TYPE OF REPORTING PERSON* CO

(1)
Includes 30,000 shares of Common Stock, 30,769 shares of Common Stock underlying Convertible Series A Preferred Stock, which is convertible on a 1:1 ratio into shares of Common Stock and 7,692 shares of Common Stock underlying warrants with an exercise price of $7.50 per share.

(2)	As more fully described in Item 4, the shares of Convertible Series A Preferred Stock reported herein are subject to a 9.99% blocker.

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 44,508 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 44,508 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,508 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.77% (based on 5,745,409 shares of Common Stock outstanding as of August 15, 2014) (2)
12	TYPE OF REPORTING PERSON* CO

(1)
Includes 39,700 shares of Common Stock, 3,846 shares of Common Stock underlying Convertible Series A Preferred, which is convertible on a 1:1 ratio into shares of Common Stock and 962 shares of Common Stock underlying warrants with an exercise price of $7.50 per share.

(2)	As more fully described in Item 4, the shares of Convertible Series A Preferred Stock reported herein are subject to a 9.99% blocker.

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401k Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 258,592 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 258,592 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,592 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.37% (based on 5,745,409 shares of Common Stock outstanding as of August 15, 2014) (2)
12	TYPE OF REPORTING PERSON* OO

(1)
Includes 85,515 shares of Common Stock, 126,923 shares of Common Stock underlying Convertible Series A Preferred Stock, which is convertible on a 1:1 ratio into shares of Common Stock, 14,423 shares of Common Stock underlying warrants with an exercise price of $6.50 per share, and 31,731 shares of Common Stock underlying warrants with an exercise price of $7.50 per share.

(2)	As more fully described in Item 4, the shares of Convertible Series A Preferred Stock reported herein are subject to a 9.99% blocker.

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 49,996
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 49,996

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,996
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.87% (based on 5,745,409 shares of Common Stock outstanding as of August 15, 2014)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401k Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 208,787 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 208,787 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,787 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.63% (based on 5,745,409 shares of Common Stock outstanding as of August 15, 2014)
12	TYPE OF REPORTING PERSON* OO

(1)	Includes 197,285 shares of Common Stock and 11,502 shares of Common Stock underlying warrants with an exercise price of $7.80 per share.

Item 1(a).              Name of Issuer:

Marathon Patent Group, Inc. (the “Issuer”)

Item 1(b).             Address of Issuer's Principal Executive Offices:

2331 Mill Road, Suite 100, Alexandria, VA 22314

Item 2(a).             Name of Person Filing.

The statement is filed on behalf of Barry Honig, the Barry and Renee Honig Charitable Foundation, Inc. (the “Foundation”), GRQ Consultants, Inc. (“GRQ”), GRQ Consultants, Inc. 401k Plan (the “GRQ 401k Plan”), GRQ Consultants, Inc. Defined Benefit Plan (the “GRQ Defined Plan”) and GRQ Consultants, Inc. Roth 401k Plan (the “GRQ Roth 401k Plan”).

Item 2(b).             Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).             Citizenship.

United States/Florida

Item 2(d).             Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).             CUSIP Number.

56585W203

Item 3.         Type of Person

Not applicable.

Item 4.                 Ownership.

(a) Amount beneficially owned:  571,564 (1).

(b) Percent of class: 9.99% (based on 5,745,409 of Common Stock outstanding as of August 15, 2014) (3).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 110,296 (1).

(ii) Shared power to vote or to direct the vote:  461,268 (2).

(iii) Sole power to dispose or to direct the disposition of: 110,296 (1).

(iv) Shared power to dispose or to direct the disposition of:  461,268 (2).

(1)  Includes 100,680 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”) and 9,616 shares of Common Stock underlying warrants with an exercise price of $6.50 per share.

(2)  Includes 30,000 shares of Common Stock held by the Barry and Renee Honig Charitable Foundation, Inc. (the “Foundation”), 30,769 shares of Common Stock underlying Convertible Series A Preferred Stock, which is convertible on a 1:1 ratio into shares of Common Stock held by the Foundation and 7,692 shares of Common Stock underlying warrants with an exercise price of $7.50 per share held by the Foundation; 39,700 shares of Common Stock held by GRQ Consultants, Inc. (“GRQ”), 3,846 shares of Common Stock underlying Convertible Series A Preferred, which is convertible on a 1:1 ratio into shares of Common Stock held by GRQ and 962 shares of Common Stock underlying warrants with an exercise price of $7.50 per share held by GRQ; 85,515 shares of Common Stock held by the GRQ Consultants, Inc. 401k Plan (the “GRQ 401k Plan”), 126,923 shares of Common Stock underlying Convertible Series A Preferred Stock, which is convertible on a 1:1 ratio into shares of Common Stock held by the GRQ 401k Plan, 14,423 shares of Common Stock underlying warrants with an exercise price of $6.50 per share held by  the GRQ 401k Plan, and 31,731 shares of Common Stock underlying warrants with an exercise price of $7.50 per share held by the GRQ 401k Plan; 49,996 shares of Common Stock held by the GRQ Consultants, Inc. Defined Benefit Plan (the “GRQ Defined Plan”); 197,285 shares of Common Stock held by the GRQ Consultants, Inc. Roth 401k Plan (the “GRQ Roth 401k Plan”) and 11,502 shares of Common Stock underlying warrants with an exercise price of $7.80 per share held by the GRQ Roth 401k Plan. Mr. Honig is the President of GRQ and the trustee of the Foundation, the GRQ 401k Plan, the GRQ Defined Plan and the GRQ Roth 401k Plan and is deemed to hold voting and dispositive power over shares held by such entities. Among the Series A Preferred Stock, 169,076 shares were excluded due to 9.9% blocker.

(3)  Pursuant to the terms of the certificate of designation for the reported Convertible Series A Preferred Stock, a holder of Convertible Series A Preferred Stock cannot convert shares of the Convertible Series A Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would, when aggregated with all other shares of Common Stock owned by such holder at such time, result in the holder beneficially owning more than 9.99% of all of the Common Stock of the Issuer outstanding at such time.  Holders of Convertible Series A Preferred Stock may waive this 9.99% blocker by providing sixty-one (61) days’ written notice to the Issuer of such waiver.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2014	By:	/s/ Barry Honig
Barry Honig

Barry and Renee Honig Charitable Foundation, Inc.
Date: August 21, 2014	By:	/s/ Barry Honig
Barry Honig, President

GRQ Consultants, Inc.
Date: August 21, 2014	By:	/s/ Barry Honig, President
Barry Honig

GRQ Consultants, Inc. 401k Plan
Date: August 21, 2014	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ Consultants, Inc. Defined Benefit Plan
Date: August 21, 2014	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ Consultants, Inc. Roth 401K Plan FBO Barry Honig
Date: August 21, 2014	By:	/s/ Barry Honig
Barry Honig, Trustee